Exhibit 99.1

For Immediate Release:

PreMD Announces Order Made by Judge in Ontario Court

Toronto, Ontario (November 1, 2006) - - Further to its press release of October 24, 2006, predictive medicine company PreMD Inc. (TSX: PMD; Amex: PME) (“PreMD”) today announced that a judge of the Ontario Superior Court of Justice in Toronto has made an order that PreMD’s motion for an injunction to prevent what PreMD states is the unlawful termination of its 1998 license agreement with Abulkalam K.M. Shamsuddin (“Shamsuddin”) (the “License Agreement”) by Shamsuddin, Stuart Brazier (“Brazier”) and Med-11 AG (“Med-11”) shall be heard by a Judge of the Ontario Superior Court of Justice in Toronto during the week of December 4, 2006. The License Agreement granted an exclusive license by Shamsuddin to PreMD relating to certain intellectual property involving part of PreMD’s cancer products, which include ColorectAlert™, LungAlert™ and a breast cancer test.

PreMD also today announced that counsel for Shamsuddin, Brazier and Med-11 has advised PreMD that they will not terminate the License Agreement until December 8, 2006; it remains PreMD’s position that any attempt to terminate the License Agreement would be unlawful and, in any event, the purpose of the Ontario Court motion is to grant an injunction preventing any purported termination until a full trial on the merits has been held.

About PreMD
PreMD Inc. is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. PreMD’s cardiovascular products are branded as PREVU* Skin Sterol Test. The company’s cancer tests include ColorectAlert™, LungAlert™ and a breast cancer test. PreMD’s head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario. For further information, please visit www.premdinc.com.

This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the successful development or marketing of the Company’s products, the competitiveness of the Company’s products if successfully commercialized, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, product liability, reliance on third-party manufacturers, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions.

In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.

Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. PreMD is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

* Trademark

# # #

For more information, please contact:
Brent Norton	Ron Hosking
President and CEO	Chief Financial Officer
Tel: 416-222-3449 ext. 22	Tel: 416-222-3449 ext. 24
Email: bnorton@premdinc.com	Email: rhosking@premdinc.com